EXHIBIT 6

Amended and Restated Option Agreement

THIS AMENDED AND RESTATED OPTION AGREEMENT (this “Agreement”) is made as of the 10th day of July, 2014, by and among Vaizra Ventures Ltd., a private company incorporated under the laws of the British Virgin Islands (the “Company”), and Jerusalem Global Pele Yo’etz Ltd. (the “Optionee”).  The effective date of this Agreement is the date of the Investment Date (as set forth in Exhibit A).

Whereas	The Company and the Optionee are parties to that certain Option Agreement, dated as of February 1, 2014 (the “Previous Agreement”);

Whereas
The parties wish to formalize certain understandings of the parties that were agreed upon as of the Investment Date, including by way of amending and restating the Previous Agreement, in its entirety, to properly reflect such understandings;

Whereas
The Company wishes to grant to the Optionee and the Optionee wishes to receive from the Company an option (the “Option”) to purchase from the Company up to 10% of the Company's investments set forth in Exhibit A (the “Investments”), which are beneficially owned by the Company, according to the terms specified below and as set forth in Exhibit A; and

Whereas	the parties wish to set in this Agreement the terms of the Option.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Definitions

In this Agreement, the following terms shall have the meaning stated beside them:

1.1.	A “Business Day” shall mean any day on which most of the banks in Israel are open for the transaction of business in NIS and in securities.

1.2.
The “Exercise Price” shall mean (A) 10% of the total amounts or value invested by the Company (including investments in share capital, loans and any other type of investments) in the relevant Investment for which an Exercise Notice (as defined in Section 2.2 below) is given, plus (B) 10% of any and all expenses related to such Investment (including any related VAT without duplication) paid by the Company or its affiliates, plus (c) any VAT amount paid by the Company to the Optionee in respect of any invoice or invoices issued by the Optionee to the Company or its affiliates in connection with the Option.

1.3.	The “Exercise Price Per Share” per each Investment shall mean the Exercise Price divided by the number of Option Shares for such Investment, as set forth in Exhibit A.

1.4.
The “Option Shares” shall mean the aggregate number of shares, options, warrants, convertible notes or other instruments beneficially owned by the Company, constituting on the date of execution hereof and throughout the Exercise Period 10% of each Company Investment, as set forth in Exhibit A.

1.5.
A “M&A Event” means any of the following events: (i) merger or consolidation of a company with or into any other person; or (ii) any transaction or a series of related transactions as a result of which the shareholders of the company prior to the transaction or series of related transactions, hold less than fifty percent (50%) of the voting rights of the company, the surviving company or the acquiring company, as applicable, following such transaction or series of related transactions (other than equity financing investments in the Company).

1.6.	The “Exercise Period” shall be the period between the Investment Date as set forth in Exhibit A and the Expiration Date (as set forth in Exhibit A).

2.	The Option

2.1.
The Company hereby grants Optionee an option to purchase all or any of the Option Shares, in a lump sum or in installments, from time to time, during the Exercise Period, subject to the payment of the Exercise Price Per Share for each Option Share, provided that per each Investment, the number of Option Shares included in each Exercise Notice shall be no greater than the total number of the Option Shares applicable to such investment.

2.2.
The exercise of the Option or of any part thereof by Optionee shall be done by giving an exercise notice and/or notices of Optionee in writing to the Company, at least seven (7) Business Days before the end of the Exercise Period (the “Exercise Notice”) and against payment of the Exercise Price. Any Exercise Notice shall state the relevant Option Shares regarding which Optionee wishes to exercise at that time, and shall also state the exercise date, which shall be at least seven (7) Business Days after the delivery of the Exercise Notice to the Company (the “Exercise Date”).

2.3.	It is clarified that Optionee shall be entitled to submit to the Company several Exercise Notices during the Exercise Period.

2.4.
If an Exercise Notice as provided in Section 2.2 above is received, the Company shall, on the Exercise Date, transfer the Option Shares contemplated in the Exercise Notice to the Optionee, and this against and subject to payment of the Option Exercise Price in a manner agreed between the Parties.

2.5.
Upon the transfer of the Option Shares to Optionee they shall be free and clear of any charge, encumbrance, pledge and/or other right of any third party, except as specified in the applicable Articles of Association, Shareholders Agreement, Investors Rights Agreements and other legal documents binding upon the shareholders of the company listed in Exhibit A, and applicable laws and regulations.

3.	Adjustment Provisions

3.1.
The Exercise Price in effect at any time, and the number of Option Shares that may be purchased upon any exercise of the Option, and/or the applicable Exercise Price Per Share, shall be subject to applicable change or adjustment in the following events:

(a)           Share Reorganization. If the applicable company in which an Investment was made shall subdivide its outstanding shares (the "Shares") into a greater number of Shares, by way of a share split, share dividend or otherwise, or consolidate its outstanding Shares into a smaller number of Shares;

(b)           Dividends and Distributions. In the event the applicable company in which an Investment was made at any time, or from time to time makes, a dividend or other distribution payable in additional Shares;

(c)           Adjustment for Reclassification, Exchange and Substitution.  If the Option Shares issuable upon the exercise of the Option are changed into the same or a different number of shares of any class or classes of shares, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or shares dividend provided for elsewhere in this Section);

(d)           M&A Event.  Without limiting any of the other provisions hereof, if an M&A Event shall be effected, then the Company shall use its best efforts to ensure that lawful and adequate provision shall be made whereby Optionee shall thereafter continue to have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Option Shares issuable upon exercise of the Option held by Optionee, shares of the surviving or acquiring entity with an equivalent value.

3.2.	Any change or adjustment executed per the instructions of this Section 3 will be calculated and approved by the Company's accountant.

4.	Notices

4.1.
The addresses of the parties for the purposes hereof are as specified in the preamble hereto, or any other address in Israel of any of the parties of which such party shall notify to the other in writing at least 7 days in advance.

4.2.
Unless specified hereinabove otherwise, all notices and other communication required or permitted hereunder shall be in writing and shall be faxed, emailed, or mailed, postage prepaid, or otherwise delivered by hand or by messenger, addressed to the Company's and Optionee's address. Any notice sent in accordance with this Section shall be effective: (i) if mailed, seven (7) business days after mailing, (ii) if by air courier, two (2) business days after delivery to the courier service, (iii) if sent by messenger, upon delivery, and (iv) if sent via fax or email, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt (provided, however, that any notice of change of address shall only be valid upon receipt).

5.	General

5.1.	The preamble hereto constitutes an integral part hereof.

5.2.
The section headings herein are for convenience and orientation only, they do not constitute a part hereof and have and shall be given no weight in the interpretation hereof or of any of the sections herein.

5.3.
The parties shall take all of the additional actions (including making payments, bearing expenses, executing additional documents and producing any authorization) that shall be reasonably required for the implementation and performance hereof in letter and in spirit.

5.4.	This Agreement does not grant any right to a third party.

5.5.
This Agreement and the grant of the Option does not, and will not, prohibit, limit, or hinder in any way the Company's rights as holder and beneficial owner of the Option Shares and the Company will be free to take any action (including transfer or sale) with respect to the Option Shares at its sole discretion.

5.6.
Drafts and other documents exchanged between the parties prior to the execution hereof shall be deemed as if they had never been made and shall not be used in any way for interpretation, action or any other purpose.

5.7.	Optionee shall be solely liable for the payment of any tax, imposition or fee applicable to the Option or any exercise thereof.

5.8.
Optionee hereby undertakes and agrees to indemnify and keep the Company and its directors, officers, employees and consultants fully indemnified from and against all and any actions, proceedings, demands and claims which may be brought or made against the Company or any such person as aforesaid (or against any parent, subsidiary or associated company of the Company) and any expense or damages (including any tax payments) arising as a result of or in connection with or in consequence of entering into this Agreement and the execution of any transaction contemplated herein.

5.9.
Any promise or representation in any form whatsoever, whether in writing or oral or by conduct or omission prior hereto shall be deemed as null and void ab initio and this agreement shall be deemed as including, reflecting and exhausting all of the declarations, representations and undertakings of the parties with respect to its subject-matter.

5.10.
Any modification or amendment hereto, including a waiver or termination, shall be made in a written document that explicitly refers hereto and shall be issued with the signature of the parties hereto. In case of waiver, the signature of the waiving party shall be sufficient.

5.11.
Without derogating from the provisions hereof, in any case that a party hereto shall not demand the performance of this Agreement or any part hereof, it shall not constitute a waiver of its right to do so, and no waiver of a breach of any of the terms hereof shall be deemed as a continuous waiver of such breach.

5.12.	The laws of the State of Israel shall govern this Agreement and its interpretation. The competent courts in Tel Aviv Jaffa shall be the exclusive venue for the purpose hereof.

[Signature Page Follows]

In witness whereof, the parties have hereunto set their hands, as of the date first written above:

VAIZRA VENTURES LTD.

By:	Y.E.R.H. International Ltd.,
Its sole director

By:	/s/ Zeev Holender
Name: Zeev Holender
Title: Director

JERUSALEM GLOBAL PELE YO’ETZ LTD.

By:	/s/ Ranan Grobman
Name: Ranan Grobman
Title: Director

EXHIBIT A

Name of Entity	Investment Amount	Number and Type of of Securities	Investment Date	Expiration Date
Macrocure Ltd. ("Macrocure")	$5,000,000	391,184 Ordinary Shares of Macrocure, nominal value NIS 0.01 per share ("Ordinary Shares") Warrant Convertible into 248,078 Ordinary Shares * (the "Warrant")	May 3, 2012	July 22, 2016

*In the event that the Warrant is exercised by the Company, then the exercise price paid by the Company shall be added to Exhibit A under "Investment Amount". The aggregate exercise price for the exercise of the Warrant in full is NIS 53.93.